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                           April 17, 2024

       Douglas A. Cannon
       President and CEO
       Sierra Pacific Power Company
       6100 Neil Road
       Reno, Nevada 89511

                                                        Re: Sierra Pacific
Power Company
                                                            Registration
Statement on Form S-4
                                                            Filed April 9, 2024
                                                            File No. 333-278570

       Dear Douglas A. Cannon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
S. Levenberg at 202-551-3707 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Alexander B. Young,
Esq., of ArentFox Schiff LLP